FIRSTPLUS

F i n a n c i a l

December 16, 2005

John P. Nolan

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 4561

Judiciary Plaza

450 Fifth Street NW

Washington, DC 20549-0405

RE:	FIRSTPLUS Financial Group, Inc.

Form 10-KSB for the Year Ended December 31, 2004

Filed September 22, 2005

File No. 000-27750

Ladies and Gentlemen:

FIRSTPLUS Financial Group, Inc. (the “Company”), is hereby transmitting via EDGAR to the Securities and Exchange Commission (the “Commission”) the following responses of the Company to the comments of the Commission’s staff (the “Staff”) as set forth in the letter of John P. Nolan, Accounting Branch Chief, dated December 2, 2005. For your convenience, each comment has been repeated prior to the response.

Form 10-KSB filed September 22, 2005

Legal Proceedings

Bankruptcy of FIRSTPLUS Financial, Inc., page 4

1.

In order to help us more fully understand the portion of the FPFG Intercompany Claim to which you are entitled, please provide us with a rollforward of the claim balance from inception through December 31, 2004. Your rollforward should reflect portions of the Claim assigned to creditors and other parties as well as a narrative explaining the reasons why amounts were assigned to these other parties.

Company Response:

On August 13, 1999, the Company asserted an unsecured claim of $135,000,000 against certain former subsidiaries in United States Bankruptcy Court, Northern District of Texas, styled In re

Mr. John Nolan

Securities and Exchange Commission

December 16, 2005

FirstPlus Financial, Inc (“FPFI”)., Case No 99-31869-HCA-11. This claim is referred to as the FPFG Intercompany Claim (the “Claim”).

On April 7, 2000, the Modified Third Amended Plan of Reorganization (the “Plan”) was confirmed by the United States Bankruptcy Court, Northern District of Texas. Pursuant to the Plan, a Creditor Trust was established and in Section 6.5.14 of the Plan, the Claim was allowed and established to be no less than $50,000,000.

Effective May 5, 2000, the Company assigned 7.6% of the Claim to Leperq Corporate Income Fund, L.P. (“Leperq”) in connection with an amendment to that certain Lease, dated September 4, 1997, between the Company, as tenant, and Leperq, as landlord.

On May 10, 2000, the Company assigned 22% of the Claim to Paine Webber Real Estate Securities, Inc. (“Paine Webber”) in settlement of claims against the Company, subject to reversion to the Company upon full satisfaction of FPFI’s obligations to Paine Webber.

In June 2001, the Company assigned 25% of the Claim to HSBC Bank USA, as trustee under that certain Indenture, dated as of August 20, 1996 (the “Indenture”), relating to the Company’s 7.25% Convertible Subordinated Notes Due 2003 (the “Notes”) pursuant to a Supplemental Indenture, effective as of December 4, 2000 (the “Supplemental Indenture”). The Company exchanged certificates representing direct obligations of the Claim for the outstanding Notes in settlement of the claims the holders may have against the Company related to the Company’s default on payments on the Notes.

In connection with the Supplemental Indenture, two of the noteholders, Deephaven Capital Management (“Deephaven”) and Credit Suisse First Boston (“Suisse”), desired to have the option of converting part of their portion of their Certificates into common stock of the Company. The Company agreed to the conversion option in exchange for 4% of each holder’s right to the Claim. The Company issued 8,610,000 units and 2,500,000 units of the Certificates to Deephaven and Suisse, respectively. At this time, the Company believes it may be entitled to an additional .3345% of the Claim based on the conversion agreement. However, that belief has not been verified due to the uncertainty surrounding the complex and interrelated agreements the Company entered into in connection with the bankruptcy proceeding of its subsidiaries. Consequently, a dollar amount has not been included as an asset due to the uncertain validity of the reassignment.

On October 12, 2001, the Company entered into a settlement agreement with Thaxton Investment Corporation to whom it assigned a 1.86% interest in the Claim up to $931,000 in settlement of an arbitration awarded December 11, 2000.

On July 15, 2002, the Company created the Grantor Trust as the settler and sole beneficiary and assigned its entire interest in the Claim to the trust. At that time, the amount and timing of each cash flow from assets underlying the Claim was unknown. The Company believed this process was the only way to protect shareholder equity and was the best alternative for large creditors to recover some of their investment.

Mr. John Nolan

Securities and Exchange Commission

December 16, 2005

Description	Amount	% of Total Claim

Unsecured claim filed in Bankruptcy	$135,000,000	100.00%
Claim established by bankruptcy court as no less than	$50,000,000	100.00%
Leperq Assignment	(3,800,000)	-7.60%
Paine Webber Assignment	(1,600,000)	-22.00%
Noteholder Trust Assignment	(12,500,000)	-25.00%
Thaxton Assignment	(931,000)	-1.86%
Reduction in claim to amount set aside by bankruptcy trustee	(24,695,320)
Company’s balance of claim	6,473,680	43.54%
Valuation allowance ($2.9MM less amounts already included above in Leperq and Thaxton assignments)	(1,493,457)
Balance of Intercompany Claim as of December 31, 2004	$4,980,223	43.87%

2.

In light of the various litigation matters surrounding the Bankruptcy of FirstPlus Financial, Inc., the Class Action Securities Litigation, and the Grantor Trust Litigation, please tell us how you determined the $4,980,223 value assigned to the FPFG Intercompany claim was collectible as of December 31, 2004. Your response should also address how you determined that the $2.9 million valuation reserve for the FPFG Intercompany Claim was sufficient as of December 31, 2004. In your response, please address how your accounting was consistent with paragraph 8 of SFAS No. 5.

Company Response:

Pursuant to the Plan, on November 30, 2004, the trustee of the Creditor Trust set aside $3,872,338 to be distributed to the Grantor Trust, of which the Company is the sole beneficiary. On March 31, 2005, the trustee set aside $1,936,169 and in July 2005, prior to filing the Form 10-KSB, the trustee set aside an additional $2,071,701 for the benefit of the Grantor Trust. The aggregate amount set aside is $7,880,207 as reflected in Note 3 to the financial statements. The Claim, as outlined above, has been in existence since April 7, 2000 and exceeds the amounts set aside by the bankruptcy trustee to date. The Grantor Trust Litigation is the sole reason the funds have not been disbursed. The litigation does not dispute the amount or the ownership of the funds, only the identity of the individuals authorized to direct the distributions. Whatever the outcome of the litigation, the Company is the beneficiary of the Grantor Trust, and distributions may not be made from the Grantor Trust if such distributions would render the Company insolvent.

The Class Action Securities Litigation was settled in 2003, and the terms of the settlement agreement have been fully satisfied prior to the balance sheet date.

Because of the amounts set aside by the trustee, and because of the assignments of portions of the Claim described in our response to Staff comment No. 1, the Company is obligated to fulfill its contractual responsibilities and remit the proportional share of the funds to the assignees to the extent the assignments are not payable directly to the assignees from the Creditor Trust. The allowance also includes the settlement agreement with Bear Stearns dated August 19, 1999.

Mr. John Nolan

Securities and Exchange Commission

December 16, 2005

Since funds have become available from the bankruptcy estate and the distribution of additional funds are probable, the amounts were recorded as a valuation allowance because the assignments related to prior period activities and are not costs associated with future periods.

Management’s Plan of Operation

Financial Reporting Issues, page 11

3.

We note your disclosures regarding the status of your financial reporting and remind you of your reporting requirements of Section 13(a) of the Securities Exchange Act of 1934. Please file any delinquent periodic reports as soon as possible.

Company Response:

As the Company stated in the Form 10-KSB in Item 6, Plan of Operation under the heading “Financial Reporting Issues,” as a result of the bankruptcy proceedings discussed under the heading “General,” the Company has not had the financial resources or personnel to prepare and file its periodic reports. In July 2005, the Company received a letter from the SEC directing the Company to file all required reports or become subject to a revocation of registration under the Securities Exchange Act of 1934, and the Company had initiated discussions with the Commission regarding its compliance issues and started the process to prepare its plan to correct any reporting delinquencies. Since 2004, the Company has begun to organize its financial records in preparation for an audit of its financial statements for the year ended December 31, 2004. Through changes in management and the nature of the bankruptcy of its primary operating subsidiaries and litigation filed against the Company, the Company’s business records have been scattered. As a result, gathering the necessary information to complete audited financial statements has taken more time than anticipated or would be required under other circumstances. The Company intends to address its financial reporting delinquencies; however, at this time the Company cannot currently estimate when it will complete the restatement discussed in “Financial Reporting Issues” or the delinquent reports for past time periods. The Company has resumed its periodic reports during fiscal year 2005 and intends to comply with reporting requirements agreed to by the Commission once these discussions are completed.

Financial Statements

Report of Independent Registered Public Accounting Firm

4.

We note from your financial statements beginning on page 15 of your Form 10-K that you have experienced operating losses of $253,245 and $84,348 during the years ended December 31, 2004 and 2003, respectively and had net operating cash outflows of $295,755 for the year ended December 31, 2004. We further note your disclosure on page 22 that your loan with United Lending Partners was in default as of the date of the filing. In light of these factors and the uncertainty of your future business plan as described beginning on page 8, please tell us how your independent accountants determined that you had that ability to continue as a going concern for a period of at least one year from the balance sheet date.

Mr. John Nolan

Securities and Exchange Commission

December 16, 2005

Company Response:

The Company had $460,000 cash on hand as of the fiscal year end December 31, 2004. The cash operating needs of the Company as noted in your comment was $295,755 for 2004. Although the regulatory and legal fees are expected to increase in 2005 (and have), the Company believes that its ability to secure services is based on the $7.88 million set aside by the Creditor Trust for the benefit of the Company will allow it to operate throughout the next twelve months.

5.	Please have your independent accountants revise their report to include the firm’s signature. Refer to Rule 2-02 of Regulation S-X.

Company Response:

In response to the Staff’s comment, the Company will file an amendment to the 10-KSB. The signature of the Company’s independent accountants will be added above the date on the Report of Independent Registered Public Accounting Firm in the form of:

/s/ Lightfoot Guest Moore & Co., P.C.

6.

Please revise your plan of operation to include a discussion of how long you can satisfy your cash requirements and whether you believe you will have to raise additional funds in the next twelve months. Refer to Item 303(a)(1)(i) of Regulation S-B.

Company Response:

In response to the Staff’s comment, the Company will file an amendment to the Form 10-KSB. The following paragraph will be added as the last paragraph in Item 6. Plan of Operations:

“As of December 31, 2004, the Company had in excess of $460,000 in cash and cash equivalents which management believes will be sufficient to cover operating expenses for the next twelve months. The trustee of the Creditor Trust has set aside approximately $7,880,000 for the Grantor Trust, for which the Company is the sole beneficiary. The Company does not believe it will have to raise additional funds in the next twelve months.”

Statement of Cash Flows, page 18

7.

Please tell us how your loss on loan default resulted in both a net cash outflow of $100,000 for investing activities and a $100,000 positive adjustment to reconcile net income to net cash used in operating activities.

Company Response:

The loss on loan default results in both an outflow of cash for investing and an inflow for operating by virtue of the fact that the entire amount of the loan was considered impaired at December 31, 2004 and is included in the calculation of net income for the period. The Company is not currently in the business of extending lines of credit; therefore, the loss on impairment was

Mr. John Nolan

Securities and Exchange Commission

December 16, 2005

not considered an operating expense. Similarly, the gain from the sale of investments results in an outflow of cash for operating and an inflow of cash for investing.

8.

Please tell us what is intended by the investing activities cash outflow of $62,843 for the year ended December 31, 2003 that is titled “loans made”. It is unclear whether this amount represents mortgage loans originated by you, a loan extended by you to a related party, or some other sort of transaction.

Company Response:

The caption “loans made” was intended to show the advances during the year on the line of credit to Capital Lending Strategies, LLC.

Note 8. Related Party Transactions, page 21

9.

Please tell us how you accounted for the reciprocal swap with Capital Lending Strategies, LLC and provide any journal entries and/or supporting calculations that would facilitate our understanding of the transaction.

Company Response:

The reciprocal swap unwound a transaction entered into in 2002 (see the Company’s Form 8-K filed with the Commission July 15, 2002) in which the shares of the Company’s Series D Preferred Stock were issued to Capital Lending Strategies, LLC (“CLS”) in exchange for an interest in CLS. In 2003, the parties involved (the Company and CLS) decided that it would be in their mutual best interests to undo the 2002 transaction placing the respective parties in the identical ownership positions they were in prior to the 2002 transaction.

The Company recorded the initial transaction in 2002 as a debit to investment assets and a credit to the equity section for preferred stock. Upon reversing the transaction in 2003, the investment was credited and the equity was debited for the identical amounts.

10.

We note that you extended the maturity date of your loan payable to United Lending Partners two times since inception and that the loan is currently in default. Please tell us how you evaluated whether each modification of the due date of this debt was considered a troubled debt restructuring. Refer to EITF 02-4 and SFAS No. 15. Please also tell us how you accounted for each of the debt maturity modifications.

Company Response:

The Company does not believe the extension of the maturity date was a restructuring of troubled debt. While United Lending Partners was experiencing financial difficulties when the maturity date was extended, the Company did not grant any significant concessions. Based on the change in the maturity date, the discounted cash flows over a sixty day period were immaterial to the overall terms of the note. Since the Company did not grant any concessions, the extension did not fall within the scope of SFAS No. 15.

Mr. John Nolan

Securities and Exchange Commission

December 16, 2005

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure Controls and Procedures, page 23

11.	Please tell us how you determined that your disclosure controls and procedures were effective as of December 31, 2004 in light of the financial reporting issues you disclose on page 11.

Company Response:

In response to the Staff’s comment, the Company intends to revise Item 8A of the Form 10-KSB as follows:

“The Company’s management, with the participation of its Principal Executive Officer and Principal Accounting Officer, has evaluated the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of the end of the period covered by this report. Based on such evaluation, the Company’s Principal Executive Officer and Principal Accounting Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

Because the Company has been in a dormant capacity for the past several years, the Company has only one officer and employee. However, management’s revised assessment has concluded that, as of December 31, 2004, the Company’s shortage of personnel is not sufficient to constitute effective disclosure controls and procedures in light of the state of its financial records discussed in the paragraphs below and the resources required for the functions described under Item 6, Plan of Operation, particularly if unforeseen circumstances arise, such as those described in Item 3, Legal Proceedings under the headings “Grantor Trust Litigation” and “Special Meeting Litigation.”

The Company has implemented the following changes in internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Since 1999, the Company was essentially a dormant company without sufficient resources to retain an independent auditor. Prior to 1999, the Company’s main operating entity employed a large accounting staff responsible for the Company’s extensive accounting needs and financial reporting. Prior to its collapse, FPFI’s operations were geographically dispersed and its accounting records had not been centralized in Dallas. When FPFI filed for bankruptcy protection in 1999, FPFI employees

Mr. John Nolan

Securities and Exchange Commission

December 16, 2005

who maintained the Company’s records were inundated with creditor demands for information. Following FPFI’s bankruptcy, virtually all of FPFI’s remaining accounting personnel were laid off. The Company, with its very limited personnel, attempted to maintain control over its records, but most of those records remained fragmented or under the control of the FPFI bankruptcy estate.

In January 2004, the Company attempted to assemble the fragmented records in an effort to develop a workable set of books and records. The individuals involved with this endeavor, while not employed by the Company, volunteered to help and worked diligently to assemble the fragmented records. By the beginning of 2005, the Company had finally gathered a workable set of books and records to begin the process of obtaining audited financial statements for 2004 and attempted to gather the books and records necessary to address the deficiencies in the Company’s financial reporting, including its period reports under the Exchange Act.”

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that, unless otherwise requested by the Staff, the amendments to the 10-KSB referenced in the Company’s responses to the Staff’s comments above will be filed when all matters are resolved in connection with the Staff’s comment letter.

If you have any further comments or need additional information, please direct them to my attention.

Sincerely,

/s/ Jack (J.D.) Draper

Jack (J.D.) Draper

President and Chief Accounting Officer